As of October 31, 2003 International Equity Fund (A,B, C, and
Investment Class) owned 75% of the Scudder International Equity
Portfolio.

As of October 31, 2003, International Equity Fund-Inst. Class I and Inst. Class II owned 25% of the Scudder International Equity.